U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC File Number 000-30415
FORM 12b-25	CUSIP Number 422184 10 5

NOTIFICATION OF LATE FILING

(Check One):

      .  Form 10-K and Form 10-KSB         .  Form 20-F         .  Form 11-K      X  .  Form 10-Q and Form 10-QSB         .  Form N-SAR

For Period Ended:  June 30, 2011

[   ]

Transition Report on Form 10-K

[   ]

Transition Report on Form 20-F

[   ]

Transition Report on Form 11-K

[   ]

Transition Report on Form 10-Q

[   ]

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:

Health Enhancement Products, Inc.

Former Name if Applicable:

7740 East Evans Road, Suite A101
Address of Principal Executive Office (Street and Number):

Scottsdale, AZ 85260
City, State and Zip Code:

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

.	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-Q for the year ended June 30, 2011 within the prescribed time period because the Company is having difficulty obtaining certain documents that are necessary to the completion of the Company’s quarterly financial statements.  The Company intends to file its Quarterly Report on Form 10-Q on or before the 5th calendar day following the prescribed due date.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

John Gorman	480	385-3800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes   X  . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   X  . No      .

The Company expects to report a net loss for the quarter ended June 30, 2011 of approximately $315,000, compared with a net loss of $22,000, for the quarter ended June 30, 2010.  The estimated $293,000 increase in net loss for the current quarter, compared to the corresponding prior quarter, is primarily attributable to a $1.8 million decrease in other income (net) (consisting primarily of a $2.2 million decrease in Fair Value Adjustment of Derivative Liability (a non cash item of income)), partially offset by a $1.5 decrease in costs and expenses (consisting primarily of a $936,000 decrease in professional and consulting fees and a $570,000 decrease in general and administrative expense).

Health Enhancement Products, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 16, 2011

By /s/ John Gorman

Name:  John Gorman

Title:    Executive Vice President, Operations